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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    Form 11-K




              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from ______ to ______

                         Commission file number 0-13818

            POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(e) Plan (1)


               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)



                                  POPULAR, INC.


                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)




           (1) The Name of BP Capital Markets, Inc. 1165(e) Plan has Changed to Popular Securities, Inc. Institutional 1165(e) Plan.

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          POPULAR SECURITIES, INC. INSTITUTIONAL - RETAIL 1165(E) PLAN

                                TABLE OF CONTENTS



                                                               PAGE

Unaudited Financial Statements:


      Statement of Assets Available for
      Benefits as of
      December 31, 1999 and 1998 ......................           2

      Statement of Changes in Assets
      Available for Benefits
      for the years ended December 31, 1999
      and December 31, 1998 ...........................           3

      Notes to unaudited Financial Statements .........         4-9

Signature .............................................          10


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POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
UNAUDITED STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998


                                                        1999                1998

Assets:


     Investments, at fair value                      $3,678,798          $2,785,858
     Dividend and interest receivable                     6,735                 251


                                                     ----------          ----------

        Total Assets Available for Benefits          $3,685,533          $2,786,109
                                                     ==========          ==========


                 The accompanying notes are an integral part of
                     these unaudited financial statements.


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

POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
UNAUDITED STATEMENT OF CHANGES IN ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                         1999                1998

Additions to net assets:
Investment income -
     Net (depreciation) appreciation
     in fair value of investments                    $  (149,538)        $   418,717
     Gain                                                315,735             150,551
     Interest                                                696             104,463
     Dividends                                           204,304              12,475
                                                     -----------         -----------

        Total investment income                          371,197             686,206
                                                     -----------         -----------

Contributions -
     Employer                                            225,665             190,897
     Participants                                        327,637             246,148
     Rollover from other qualified plans                                      10,215
                                                     -----------         -----------

        Total contributions                              553,302             447,260
                                                     -----------         -----------

        Total additions                                  924,499           1,133,466
                                                     -----------         -----------
 Deductions from assets:
     Benefits paid to participants                        25,075             203,827
                                                     -----------         -----------

        Net increase                                     899,424             929,639


Assets available for benefits:
     Beginning of year                                 2,786,109           1,856,470
                                                     -----------         -----------

     End of year                                     $ 3,685,533         $ 2,786,109
                                                     ===========         ===========


                 The accompanying notes are an integral part of
                     these unaudited financial statements.


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

POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

1.       DESCRIPTION OF PLAN

         The following description of BP Capital Markets, Inc.-1165(e) Plan (the "Plan"), provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan, which became effective on May 1, 1995. The Plan covers substantially all employees of the institutional division of Popular Securities, Inc. (previously BP Capital Markets, Inc.) (the "Company") (a subsidiary of Popular, Inc.), who have one year of service (work at least 365 days), are age eighteen or older, and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions, through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         Contributions

         Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their monthly compensation. At no time participant contributions may exceed the lesser of 10% of the participant's compensation, as defined, or $8,000. With the approval of the Plan Administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company matches participant's savings contributions at the rate of 50 cents for each dollar saved, on the first 10% of the participant's compensation ("Matching Contribution"). Additionally, the Company may make contributions out of its net profits in such amounts as the Company may determine, if any, but not exceeding the lesser of $15,000 or 10% of the participant's compensation, as defined ("Profit Sharing Contribution").

         Participant Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants' non-vested accounts with at least five periods of consecutive breaks in service. For purpose of the above, break in service with respect to an employee means an eligibility computation period (one year) during which such employee does not complete more than 365 days of continuous service. During the break in period, if the terminated participant is re-employed by the Company, the current value of such forfeited amounts shall be restored to the participant's account. As of December 31, 1999, no forfeitures have occurred since the Plan is less than five years old. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the particular account of each participant. The net change in value of the Plan assets is posted to the participants' accounts on a monthly basis.


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POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following schedule:


                        YEARS OF SERVICE                 VESTING %

                           Less than 1                        0
                           At least 1                        20
                           At least 2                        40
                           At least 3                        60
                           At least 4                        80
                           At least 5                       100

         Investment Options

         Upon enrollment in the Plan, participants may elect to have their contributions invested in one or more of the following investment funds:


              FUND                                                                DESCRIPTION

         Vanguard Index                      Seeks investment results that correspond with the price and yield performance of the
         500 Fund                            S&P 500 Index.

         Fidelity Income                     Seeks long-term growth, current income, and growth of income, consistent with
         & Growth Fund                       reasonable investment risk. The fund invests primarily in dividend-paying common stocks with growth potential. Generally, the fund sells securities with dividends that fall below the yield of the S&P 500 index. Some common-stock selections, however, may be made in securities not paying dividends, but offering prospects for capital growth or the fund's fixed-income investments, which generally consist of corporate bonds.

         American 20th                       Seeks capital growth. The fund typically invests at least 90% of assets in equities
         Century Fund                        selected for their appreciation potential. The majority of these securities are common stocks issued by companies that meet management's standards for earnings and revenue growth. The fund may only purchase securities of companies that have operated continuously for three or more years.

         Federated Trust                     Is an open-end money market mutual fund whose investment objective seeks to provide
         For US Fund                         shareholders with current income as is consistent with stability of principal and maintenance of liquidity.

         Vanguard Fixed                      Seeks current income consistent with maintenance of principal and liquidity. The fund
         Income Fund                         normally invests at least 85% of assets in long-term U.S. Treasury bonds and other guaranteed U.S. government obligations. It may invest the balance of assets in other
                                             U.S. government securities, including repurchase agreements on such securities. The fund typically maintains an average weighted maturity of between 15 and 30 years.

         Popular, Inc.                       Investment in Popular, Inc.'s common stock.
         Common Stock


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POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Popular, Inc. is the Company's parent company. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. stock.

         Payments of Benefits

         Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account or installment payments. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto. Effective on June 1, 1997, an amendment was made to the Puerto Rico Internal Revenue Code Section 1165(b) which requires that a 20% tax be withheld from termination payments in excess of after tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Company contributions are held and managed by a trustee appointed by the Board of Directors of the Company, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and record keeper of the Plan. All expenses of the Plan are paid by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R, which is required for employee's benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by
         Section 2520.103-10 of Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

         Basis of Accounting

         The financial statements of the Plan are prepared on the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



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POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Investment Valuation and Income Recognition

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent their net asset value at year end. Popular, Inc. common stock is valued at its quoted market price. The plan presents in the statement of changes in assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on a trade-date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Company matching contributions are recorded in the year in which the Company makes the payroll deductions from the participants earnings. These contributions are temporarily placed in a non-participant directed time deposit open account.

         Transfer of Assets to Other Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

         Payment of Benefits

         Benefits are recorded when paid.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:


                                                             1999                                1998
                                                -----------------------------       -----------------------------
                                                # of shares           Value         # of shares          Value

         Mutual funds:
            Vanguard Index 500 Fund                 6,489          $  878,170           2,871          $  326,768
            Fidelity Income & Growth Fund          10,551             497,614           9,250             430,318
            American 20th Century Fund             30,790           1,409,583          25,360             926,299

         Common stock - Popular, Inc.              29,146             814,261          29,835           1,024,690

         During 1999, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

                     Mutual Funds            $  488,093
                     Common Stock              (321,896)

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of


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POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         ERISA. In the event the Plan terminates, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.


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POPULAR SECURITIES, INC. INSTITUTIONAL - 1165(E) PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

5.       TAX STATUS

         The Puerto Rico Department of Treasury has determined and informed the Company that the Master Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.


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                                    Signature


         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                 POPULAR SECURITIES, INC.
                                                 INSTITUTIONAL - 1165(e) Plan
                                                 (Name of Plan)



                                  By:    /s/ Maria Isabel Burckhart
                                         ---------------------------------------
                                               Maria Isabel Burckhart
                                               Authorized Representative




                                  By:    /s/ Jorge A. Junquera
                                         ---------------------------------------
                                               Jorge A. Junquera
                                               Authorized Representative
                                               in the United States

Dated: June 27, 2000


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